BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 • Hemet, CA 92544
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

April 22, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	David Gessert, Staff Attorney
Ada D. Sarmento, Staff Attorney
Jeanne	Bennett, Staff Accountant
Kevin	Vaughn, Staff Accountant

Re:	Cereplast, Inc. (“Registrant” and/or “Company”)
Amendment	No. 1 to Registration Statement on Form 10-12G
Filed	on March 1,2021
File	No. 000-56252

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10-12G (“Amendment No.1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated March 26, 2021 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form 10-12G

Item 1. Description of Business

Organization and Corporate History, page 1

1. In accordance with your comment we have added disclosure to page 1 relating to the Registrant’s 2014 Bankruptcy.

Jumpstart Our Business Startups Act, page 6

2. In response to your comment, we have added disclosure to page 1 relating to the sale of securities by Custodian Ventures, LLC to Xudong Li. We have also included the Stock Purchase Agreement dated October 22, 2020 as Exhibit 10.1 to the Exhibit section of the Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 2

3. In accordance with your comment, we deleted reference to Section 27A of the Securities Act of 1933, (the “Securities Act”).

Item 1A: Risk Factors

Because Our Principal Shareholder Controls Our Activities, Page 8

4. In accordance with your comment, we have expanded disclosure regarding Ms. Xudong’s aggregate voting power, which includes her ownership of both Common Stock and Series A-1 Preferred Stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements, page 11

5. In accordance with your comment, we have deleted “Annual Report on Form 10-K”.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page

6. In accordance with your comment, we have provided information in the table as of the date of the filing.

Item 5: Directors and Executive Officers

Directors and Executive Officers, page 16

7. In accordance to your comment, we have provided information as of the date of the filing and also whether any director is independent.

8.  In accordance with your comment, we have added disclosure regarding the director’s skills that would qualify him and her to be a director.

Item 7. Certain Relationships and Related Transactions, page 18

9. In accordance with your comment, we have added similar disclosure as set forth in Note 4 to the Financial Statements on page F-9.

Item 10. Recent Sales of Unregistered Securities, page 20

10. In accordance with your comment, we have added information regarding slaes of securities by the registrant over the past 3 years.

Item 11. Description of Registrant’s Securities to be Registered

Description of Preferred Stock, page 20.

11. In accordance with your comment, we have revised the disclosure on page 15 to be consistent with the disclosure under this section. As to the conversion of the 510 preferred stock by Custodian Ventures, the Custodian (“CV”) into 510 shares of common stock please be advised as follows: The series A designation was filed in 2012, years before CV gained custodianship, and designated 10000 series A shares. Prior company filings indicated as many as 490 of those shares had been, at some point or another, issued and outstanding. For the custodianship, CV assumed all 490 were still outstanding. With Board consent, CV issued the balance of the 510 shares to itself. As majority A holder, CV and the BOD consented to amending the A designation, which included a provisions for class conversion by majority at a ratio of 1:1. CV then noticed conversion of the class. All 1000 A shares were converted, including the 510 preferred shares.

Report of Independent Registered Public Accounting Firm, page F-2

12. After discussion with the staff, this comment was withdrawn.

Balance Sheet, page F-3

13. In accordance with your comments, the issued and outstanding Preferred Stock has been revised to be consistent with other descriptions throughout this Amendment No. 1. We have also corrected the missing digits in the 2019 column of the Statement of Cash Flows.

Note 1- Bases of Presentation and Organization, page F-7

14. In accordance with your comment disclosure has been added relating to the Company’s bankruptcy.

We reviewed whether this was a reorganization from bankruptcy that resulted in a quasi-reorganization and adjustment to APIC. We believe this was not the case so no adjustment is required.

General

15. The Registrant understands that it may be subject to the reporting requirements of the Exchange Act of 1934 prior to this Registration Statement becoming effective and it will timely file any such reports as required.

16.  In accordance with your comments, we have added disclosure on pages 4 and 5 regarding “blank check” companies under Section (a)(2) of Rule 419 of the Securities Act.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
William B. Barnett
WBB: lg
cc/ Ms. Li Xudong, CEO

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